FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 2, 2019

FIRST QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $769.2 million ($26.98 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2019 compared to net earnings of $684.3 million ($23.60 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2018, reflecting primarily meaningful net gains on investments. Book value per basic share at March 31, 2019 was $450.98 compared to $432.46 at December 31, 2018 (an increase of 6.7% adjusted for the $10 per common share dividend paid in the first quarter of 2019).
"Our insurance companies continued to have strong underwriting performance in the first quarter of 2019 with a consolidated combined ratio of 97.0%, with Zenith National at 78.3%, Odyssey Group at 94.3%, Brit at 97.0% and Crum and Forster at 97.8%, and our operating income was excellent at $247 million. Net gains on investments of $724 million primarily reflected the majority of the drop in our common stock portfolio in the fourth quarter reversing in the first quarter of 2019. We continue to be soundly financed, with no holding company debt maturities until 2021," said Prem Watsa, Chairman and Chief Executive Officer.
The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2019	2018
	($ millions)
Gross premiums written	4,726.6	3,932.2
Net premiums written	3,941.5	3,240.1

Underwriting profit	88.4	109.1
Interest and dividends - insurance and reinsurance	158.3	128.5
Operating income	246.7	237.6
Run-off (excluding net gains on investments)	(18.0)	(32.5)
Non-insurance operations	41.3	77.0
Interest expense*	(111.6)	(88.8)
Corporate overhead and other income (expense)	115.4	(36.4)
Net gains on investments	723.9	934.2
Pre-tax income	997.7	1,091.1
Income taxes and non-controlling interests	(228.5)	(406.8)
Net earnings attributable to shareholders of Fairfax	769.2	684.3
* Including $16.9 in 2019 related to the revised accounting for leases effective January 1, 2019

Highlights for the first quarter of 2019 (with comparisons to the first quarter of 2018 except as otherwise noted) include the following:

•
The combined ratio of the insurance and reinsurance operations was 97.0% on a consolidated basis (inclusive of increases in reserves for Typhoon Jebi by Allied World), producing an underwriting profit of $88.4 million, compared to a combined ratio of 96.0% and an underwriting profit of $109.1 million in 2018, primarily reflecting lower net favourable prior year reserve development.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•
Net premiums written by the insurance and reinsurance operations increased by 3.7% to $3,360.2 million (5.3% excluding the net premiums written by Advent in the first quarter of 2018 (effective January 1, 2019, Advent was reported in the Run-off reporting segment) and the net premiums written related to the acquisition of the insurance operations of AXA in Ukraine in the first quarter of 2019).

•	The insurance and reinsurance operations produced operating income of $246.7 million, compared to operating income of $237.6 million in 2018.

•
Interest and dividends of $235.9 million increased from $211.4 million in 2018, primarily reflecting higher interest income earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest income earned as a result of a reduction in holdings of U.S. municipal bonds.

•
Share of profit of associates of $122.3 million increased from $30.3 million in 2018, principally reflecting the company's share of a significant gain at Seaspan related to the modification of charter arrangements with one of Seaspan's largest customers.

•	Operating income produced by the non-insurance operations of $41.3 million decreased from $77.0 million in 2018, primarily due to lower share of profit of associates.

•
Interest expense of $111.6 million is comprised of $66.1 million incurred on borrowings by the holding company and the insurance and reinsurance companies, $28.6 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and $16.9 million of accretion on lease liabilities subsequent to the adoption of IFRS 16 on January 1, 2019.

•
Corporate overhead and other income of $115.4 million is comprised of net corporate overhead income of $139.5 million, primarily due to higher share of profit of associates at the holding company, partially offset by amortization of subsidiary holding companies' intangible assets of $24.1 million.

•	Short-dated U.S. treasury bonds and high quality corporate bonds represented 33.1% of the company's portfolio investments at March 31, 2019 compared to 34.7% at December 31, 2018.

•	Net investment gains of $723.9 million in 2019 consisted of the following:

	First quarter of 2019
	($ millions)
	Realized gains	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	160.4	516.4	676.8
Short equity exposures	—	66.0	66.0
Net equity exposures	160.4	582.4	742.8
Bonds	4.2	(17.0)	(12.8)
Other	27.5	(33.6)	(6.1)
	192.1	531.8	723.9

•	On February 14, 2019, the company acquired the insurance operations of AXA in Ukraine for $17.4 million.

•
On January 4, 2019, Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 million (628 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

•
On January 1, 2019, the company adopted IFRS 16 Leases for its consolidated financial reporting without restatement of comparative periods as permitted by the standard. IFRS 16 removes the distinction between finance and operating leases for lessees and recognizes substantially all leases on the balance sheet. At the transition date the company recognized on its consolidated balance sheet right-of-use assets of $1.0 billion and finance lease receivables of $0.4 billion in other assets, and additional lease liabilities of $1.4 billion in accounts payable and accrued liabilities, with an insignificant impact on total equity.

•	Subsequent to March 31, 2019:

•
On April 17, 2019, AGT Food & Ingredients Inc. (“AGT”) completed its previously announced management led privatization for Cdn$18.00 per common share. In connection with the privatization, the company, as a member of the buying group, loaned AGT $255.1 million (Cdn$340.0 million) to, among other things, acquire all of the outstanding AGT common shares not already owned by the buying group. Upon closing, the company's holdings of AGT shares, with a carrying value of $111.3 million, represented a 59.6% controlling equity interest in AGT. Additionally, the company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. AGT is a supplier of pulses, staple foods and food ingredients.

•
The company held $1,522.1 million of cash, short term investments and marketable securities at the holding company level ($1,521.8 million net of short sale and derivative obligations) at March 31, 2019, compared to $1,557.2 million ($1,550.6 million net of short sale and derivative obligations) at December 31, 2018.

•
The company's total debt to total capital ratio increased from 27.2% at December 31, 2018 to 29.2% at March 31, 2019, primarily reflecting increased borrowings by the holding company and non-insurance operations.

•
During the first quarter of 2019 the company purchased 249,361 subordinate voting shares for cancellation and 118,885 subordinate voting shares for treasury at an aggregate cost of $172.3 million. From the fourth quarter of 2017 up to March 31, 2019, the company has purchased 621,204 subordinate voting shares for cancellation and 553,178 subordinate voting shares for treasury at an aggregate cost of $585.8 million.

•
At March 31, 2019, common shareholders' equity was $12,138.7 million, or $450.98 per basic share, compared to $11,779.3 million, or $432.46 per basic share, at December 31, 2018. The increase in common shareholders' equity per basic share was primarily due to net earnings. Common shareholders' equity at March 31, 2019 does not include the unrecorded pre-tax $211.2 million excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries.

There were 27.0 million and 27.7 million weighted average common shares effectively outstanding during the first quarters of 2019 and 2018 respectively. At March 31, 2019 there were 26,916,500 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2019 results at 8:30 a.m. Eastern time on Friday, May 3, 2019. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2013 (Canada or U.S.) or 1 (517) 308-9087 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 17, 2019. The replay may be accessed at 1 (866) 346-2384 (Canada or U.S.) or 1 (203) 369-0005 (International).

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2019 and December 31, 2018
(unaudited - US$ millions)

	March 31, 2019	December 31, 2018
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $9.7; December 31, 2018 – $21.5)	1,522.1	1,557.2
Insurance contract receivables	5,626.8	5,110.7

Portfolio investments
Subsidiary cash and short term investments	7,249.9	6,722.0
Bonds (cost $19,134.7; December 31, 2018 – $19,281.8)	19,103.2	19,256.4
Preferred stocks (cost $353.4; December 31, 2018 – $327.2)	307.9	260.1
Common stocks (cost $5,068.3; December 31, 2018 – $5,014.2)	4,798.9	4,431.4
Investments in associates (fair value $3,694.0; December 31, 2018 – $3,279.1)	3,906.5	3,471.9
Derivatives and other invested assets (cost $1,200.4; December 31, 2018 – $971.3)	736.4	563.6
Assets pledged for short sale and derivative obligations (cost $128.1; December 31, 2018 – $164.8)	128.1	164.6
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	2,576.6	2,562.9
	38,807.5	37,432.9

Deferred premium acquisition costs	1,207.6	1,127.3
Recoverable from reinsurers (including recoverables on paid losses – $769.2; December 31, 2018 – $651.0)	8,730.5	8,400.9
Deferred income taxes	353.3	497.9
Goodwill and intangible assets	5,793.3	5,676.9
Other assets	6,427.9	4,568.3
Total assets	68,469.0	64,372.1

Liabilities
Accounts payable and accrued liabilities	4,441.5	3,020.0
Short sale and derivative obligations (including at the holding company – $0.3; December 31, 2018 – $6.6)	61.7	149.5
Insurance contract payables	2,263.6	2,003.1
Insurance contract liabilities	36,523.0	35,353.9
Borrowings – holding company and insurance and reinsurance companies	5,544.9	4,855.2
Borrowings – non-insurance companies	1,800.1	1,625.2
Total liabilities	50,634.8	47,006.9

Equity
Common shareholders’ equity	12,138.7	11,779.3
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	13,474.2	13,114.8
Non-controlling interests	4,360.0	4,250.4
Total equity	17,834.2	17,365.2
	68,469.0	64,372.1

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2019 and 2018
(unaudited - US$ millions except per share amounts)

	First Quarter
	2019	2018
Income
Gross premiums written	4,726.6	3,932.2
Net premiums written	3,941.5	3,240.1

Gross premiums earned	4,227.3	3,379.3
Premiums ceded to reinsurers	(704.7)	(637.6)
Net premiums earned	3,522.6	2,741.7
Interest and dividends	235.9	211.4
Share of profit of associates	122.3	30.3
Net gains on investments	723.9	934.2
Other revenue	1,027.9	1,008.8
	5,632.6	4,926.4
Expenses
Losses on claims, gross	3,069.3	2,054.5
Losses on claims ceded to reinsurers	(669.7)	(374.7)
Losses on claims, net	2,399.6	1,679.8
Operating expenses	601.8	612.8
Commissions, net	528.8	467.8
Interest expense (including lease accretion of $16.9; 2018 - nil)	111.6	88.8
Other expenses	993.1	986.1
	4,634.9	3,835.3
Net earnings before income taxes	997.7	1,091.1
Provision for income taxes	183.1	53.1
Net earnings	814.6	1,038.0

Attributable to:
Shareholders of Fairfax	769.2	684.3
Non-controlling interests	45.4	353.7
	814.6	1,038.0

Net earnings per share	$28.04	$24.27
Net earnings per diluted share	$26.98	$23.60
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	27,030	27,730

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2019 and 2018
(unaudited - US$ millions)

	First Quarter
	2019	2018

Net earnings	814.6	1,038.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	94.6	(77.9)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(44.0)	49.7
Gains on hedge of net investment in European operations	15.2	—
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(29.7)	23.6
	36.1	(4.6)
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	15.3	(4.5)

Other comprehensive income (loss), net of income taxes	51.4	(9.1)
Comprehensive income	866.0	1,028.9

Attributable to:
Shareholders of Fairfax	813.2	704.1
Non-controlling interests	52.8	324.8
	866.0	1,028.9

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the first quarters ended March 31, 2019 and 2018 were as follows:
Net Premiums Written

	First Quarter
	2019	2018
Northbridge	257.2	239.1
Odyssey Group	798.5	689.7
Crum & Forster	539.7	484.8
Zenith National	273.1	308.4
Brit	433.7	408.6
Allied World	727.7	735.0
Fairfax Asia	52.8	53.6
Insurance and Reinsurance - Other	277.5	321.0
Insurance and reinsurance operations	3,360.2	3,240.2

Net Premiums Earned

	First Quarter
	2019	2018
Northbridge	281.5	268.1
Odyssey Group	717.3	618.0
Crum & Forster	499.0	467.5
Zenith National	180.6	196.1
Brit	390.4	348.0
Allied World	564.8	518.4
Fairfax Asia	45.5	49.8
Insurance and Reinsurance - Other	244.0	273.7
Insurance and reinsurance operations	2,923.1	2,739.6

Combined Ratios

	First Quarter
	2019	2018
Northbridge	99.8%	99.2%
Odyssey Group	94.3%	91.2%
Crum & Forster	97.8%	99.7%
Zenith National	78.3%	86.1%
Brit	97.0%	98.9%
Allied World	102.3%	94.8%
Fairfax Asia	98.8%	104.5%
Insurance and Reinsurance - Other	101.3%	101.7%
Insurance and reinsurance operations	97.0%	96.0%